TORYS LLP
NEW YORK TORONTO

237 Park Avenue
New York, New York
10017.3142

TEL 212.880.6000
FAX 212.682.0200

www.torys.com

Daniel M. Miller
Direct Tel. 212.880.6079
dmiller@torys.com

04046189

November 15, 2004

SUPPL

By Courier

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549
Attention: Filing Desk

SEC MAIL PROCESSING
RECEIVED
NOV 17 2004
WASH, D.C. 213 SECTION

Dear Sir or Madam:

Re: Grande Cache Coal Corporation (the "Company")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34802

On behalf of our client, Grande Cache Coal Corporation, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the Company's News release, dated November 12, 2004.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Sincerely,

Daniel M. Miller

Enclosure

cc: Robert H. Stan
Grande Cache Coal Corporation
Fred D. Davidson
Burnet, Duckworth & Palmer LLP

PROCESSED
NOV 23 2004
THOMSON FINANCIAL

dlw 11/22

4946242.1
01549-2002

File No: 82-34802

GRANDE CACHE COAL CORPORATION

NEWS RELEASE

GRANDE CACHE COAL CORPORATION ANNOUNCES SECOND QUARTER 2005 FINANCIAL RESULTS

Calgary, Alberta (GCE-TSX), November 12, 2004 – Grande Cache Coal Corporation ("Grande Cache" or the "Corporation") is pleased to announce its financial and operating results for the three and six months ended September 30, 2004.

- Grande Cache commenced production from its surface mining operations during the quarter. Mining in the No. 12S B2 mine began in August after receipt of final government approvals for the mine, processing plant, and related infrastructure. The processing plant was also restarted during the period.

- Road and portal development for the No. 7-4 mine progressed throughout the quarter, and underground mining operations are on schedule to begin in the third quarter.

- During the second quarter, Grande Cache invested $8.6 million in capital projects. Year to date capital expenditures are $10.8 million. Capital expenditures related to the commencement of production from the No. 7-4 mine and No. 12S B2 mine are expected to approximate $32 million in the current fiscal year.

- At September 30, the Corporation had not yet earned operating revenues. The net loss for the quarter was $2.2 million due to general and administrative charges and non-recurring, non-capitalized costs related to the startup of operations. For the first six months of the fiscal year, the Corporation's net loss was $2.7 million.

"Grande Cache's first export shipment is scheduled for near the end of November" said Robert Stan, President and Chief Executive Officer. "We expect metallurgical coal sold in the current year, ending March 31, 2005, to result in an average sales price of U.S.$64 per tonne. Contract negotiations for the coal year commencing April 1, 2005, will likely begin before the end of this calendar year and considerable price increases are anticipated."

Grande Cache is an Alberta based metallurgical coal mining company whose experienced team of coal professionals are developing a long-term mining operation to produce metallurgical coal for the export market from Grande Cache's coal leases covering over 15,000 hectares in the Smoky River Coalfield located in west-central Alberta. Grande Cache's common shares are listed on the Toronto Stock Exchange under the trading symbol "GCE".

Management's Discussion & Analysis

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the period ended September 30, 2004 and the audited consolidated financial statements, notes and related MD&A thereto of Grande Cache Coal Corporation (the "Corporation") for the fiscal year ended March 31, 2004. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principals. In accordance with regulatory guidelines, the Corporation has not presented comparative figures for prior quarterly periods as the Corporation became a public entity on May 12, 2004 and comparative figures were not available for prior quarterly periods. This discussion provides management's analysis of the Corporation's historical financial and operating results and provides estimates of the Corporation's future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. Readers should be aware that historical results are not necessarily indicative of future performance. This MD&A was prepared using information that is current as of November 11, 2004.

Certain information set forth in this MD&A, including management's assessment of the Corporation's future plans and operations, contains forward-looking statements, which are based on the Corporation's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. Readers are cautioned that these statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Corporation's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; uncertainties associated with estimating the quantity and quality of coal reserves and resources; commodity prices, currency exchange rates, capital expenditures and debt service requirements; liabilities inherent in coal mine development and production; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; geological, mining and processing technical problems; ability to obtain required mine licenses, mine permits and regulatory approvals required to proceed with mining and coal processing operations; ability to comply with current and future environmental and other laws; actions by governmental or regulatory authorities including increasing taxes and changes in other regulations; and the occurrence of unexpected events involved in coal mine development and production. Many of these risks and uncertainties are described in the Corporation's 2004 Annual Information Form. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

All references are to Canadian dollars unless otherwise indicated.

Financial Overview

(thousands of dollars)	**September 30 2004**	**March 31 2004**
Balance Sheet		
Total assets	69,600	5,585
Long-term liabilities	2,263	77
Shareholders' equity	57,746	5,044

(thousands of dollars, except per share amounts)	**Three months ended September 30 2004**	**Six months ended September 30 2004**
Income Statement		
Revenue	246	383
Net loss	(2,245)	(2,738)
Basic and diluted loss per share	(0.06)	(0.09)

As at September 30, 2004 the Corporation had commenced production, although had not yet begun shipments to customers. The net loss for the quarter ended September 30, 2004 was $2.25 million and consisted primarily of general and administrative expenses. The year to date net loss was $2.74 million.

Revenue

The Corporation had no operating revenue at September 30, 2004. Interest revenue on short term investments of $0.25 million was earned in the quarter, and $0.38 million had been earned year to date.

Operations

The Corporation commenced mining activities in the month of August 2004. Surface mining and coal hauls began in the month, resulting in a small volume of raw coal inventory at September 30. Relatively small amounts of overburden were moved during the period, as mining was focused on raw coal that was readily available. The processing facility was restarted; however minimal clean coal production occurred in the month. Rehabilitation of the processing plant and site is ongoing.

Expenses

General and administrative expenses were $2.43 million during the second quarter of 2005. The general and administrative expenses incurred in the quarter included customary overhead charges, as well as non-recurring charges related to the initial startup of operations including internal labour, equipment rental, and miscellaneous supplies that have not been capitalized. General and administrative expenses in the quarter also include non-cash charges of $0.32 million for stock-based compensation and $0.05 million for foreign exchange losses.

Interest expense during the quarter was $0.05 million. Depreciation and accretion were $0.02 million for the three months ended September 30, 2004.

For the six months to September 30, 2004, general and administrative expenses were $3.03 million, and included stock-based compensation expenses of $0.41 million and a net foreign exchange loss of $0.02 million.

Liquidity and Capital Resources

As at September 30, 2004, the Corporation's cash and cash equivalents position declined $16.06 million to $40.68 million from $56.74 million at June 30, 2004. Investing activities accounted for a cash use of $16.96 million in the quarter. $9.66 million of cash was set aside to secure letters of credit issued for future reclamation of mining areas, to vendors and as security for the notes payable. Additions to long term assets were $8.56 million in the quarter, enabling the Corporation to begin production. The net change in non-cash working capital related to investing activities in the second quarter was $1.26 million. For the six months ended September 30, 2004, $18.75 million was used in investing activities.

Financing activities contributed cash of $1.69 million in the quarter, driven primarily by $1.75 million in proceeds from the issuance of share capital on the exercise of warrants. For the year to date, financing activities provided cash of $60.49 million. The year to date increase was due primarily to proceeds on issuance of share capital from completion of the Corporation's initial public offering on May 12, 2004. Funds raised by the initial public offering are being used to equip, mobilize and commence production from the Corporation's mining operations and fund development activities. In addition, an advance payment agreement the Corporation entered into with a Japanese trading company generated proceeds of U.S.$4.00 million on the issuance of a note payable.

Cash used in operating activities was $0.66 million in the second quarter of 2005. The net change in non-cash working capital related to operations was an increase of $1.29 million. Year to date, cash used in operating activities was $1.27 million.

The Corporation does not hold any long term debt and there are no off balance sheet financing structures in place at September 30, 2004. The only long term liability of the Corporation is asset retirement obligations with a present value of $2.26 million. These amounts are covered by a cash deposit of $0.08 million and letters of credit totaling $4.20 million provided to the Alberta Government, which are currently secured by cash.

Outlook

Operations

With the start-up of surface mining operations and the processing plant in the second quarter, the Corporation continues to be on schedule to produce 600,000 tonnes of saleable product in the current fiscal year.

The restart of the processing plant has produced a variety of operational challenges, primarily due to machinery and equipment not being run in operating conditions for several years. We continue to work though these issues as they arise and increase plant production as operating conditions allow. In early October, rail shipments began and the first export sales are anticipated to occur near the end of November. The Corporation continues to work with its rail providers to ensure sales targets will be met.

The Corporation has taken delivery of underground mining equipment and is expecting to produce coal from the pre-development work in November. Although poor weather delayed the completion of road construction, portal development and power line construction, we still expect to make production targets by year-end.

A drilling program is currently underway in the No. 8 mine area. This drilling program is required to meet permitting requirements for this area. It is anticipated that final applications for the No. 8 mine area will be filed in the spring and all regulatory approvals will be in place within the next twelve months.

Metallurgical Coal Markets

The global demand for metallurgical coking coal remains extremely strong at the present time as international steel production remains high. The worldwide supply of metallurgical coal remains tight and prices, which have risen dramatically over the past year, are expected to remain strong.

The Corporation is in the process of finalizing contracts with Korean and Japanese customers, and expressions of interest have been received from European customers. A letter of intent to supply a Japanese trading company with 500,000 tonnes of metallurgical coal per year for a multi-year period has been entered into, with 250,000 tonnes to be supplied by March 31, 2005. Also, a memorandum of understanding has been entered into with an integrated steel producer in Korea to supply approximately 600,000 tonnes of metallurgical coal per year, with 300,000 tonnes to be supplied by March 31, 2005. As is customary in the metallurgical coal markets, the prices under these multi-year commitments are to be negotiated annually. Metallurgical coal sold in the current year ending March 31, 2005 is forecasted to result in an average sales price of U.S.$64 per tonne.

As the end of the calendar year approaches, it is expected that negotiations will begin for the upcoming coal year, which commences April 1, 2005. The Corporation remains confident that substantial price increases will be realized in the upcoming year as compared to the current year's settlements.

Capital Expenditures

Capital expenditures related to the commencement of commercial production are anticipated to approximate $32 million in the current fiscal year. These expenditures include the purchase of underground mining equipment, infrastructure for the No. 7-4 underground mine, process facilities rehabilitation, mobilization of mining equipment and infrastructure upgrades for the No. 12S B2 mine and other site services and facilities necessary to produce and ship metallurgical coal. An additional $2 million is expected to be incurred related to exploration drilling, permitting of additional mining areas and establishing environmental protection programs in accordance with government requirements.

Capital requirements to refurbish the coal conveyor tunnelway are currently under review. Engineering and costing studies are ongoing to determine operational, regulatory and safety requirements to reestablish the conveyor system. Preliminary estimates indicate the potential to reduce operating costs through the elimination of significant truck haulage requirements.

Other Information

The Corporation has not entered into any off-balance sheet arrangements at this time. Looking forward, it is anticipated that export trade credit insurance will be used to provide security for non-payment on certain coal sale transactions.

As at November 10, 2004, there were 37,140,717 common shares issued and outstanding.

In addition, there were 1,600,000 common stock options outstanding at a weighted average exercise price of $1.46. 1,325,000 common stock options are exercisable at a price of $1.00 per share on or before March 21, 2009, 200,000 common stock options are exercisable at a price of $3.70 per share on or before July 21, 2009, and 75,000 common stock options are exercisable at a price of $3.70 on or before August 8, 2009. There were also 536,519 warrants outstanding, exercisable at a price of $2.60 per share on or before May 12, 2005.

Additional Information

Additional information regarding the Corporation and its business operations, including the Corporation's annual information form for the fiscal year ended March 31, 2004, is available on the Corporation's SEDAR company profile at www.sedar.com.

Grande Cache Coal Corporation
Consolidated Balance Sheets
(thousands of Canadian dollars)

	September 30 2004 (Unaudited)	March 31 2004 (Audited)
Assets		
Current assets		
Cash and cash equivalents	$ 40,677	$ 337
Restricted cash (note 4)	9,877	-
Accounts receivable and prepaid expenses	522	55
Inventory (note 5)	903	-
	51,979	392
Deposit for future reclamation expenditures	82	82
Mineral properties and development costs	7,597	3,380
Buildings and equipment	9,942	1,416
Other assets	-	315
	$ 69,600	$ 5,585
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 4,545	$ 464
Notes payable (note 6)	5,046	-
	9,591	464
Asset retirement obligations (note 7)	2,263	77
	11,854	541
Shareholders' Equity		
Share capital (note 8)	61,934	7,189
Contributed surplus	704	9
Deficit	(4,892)	(2,154)
	57,746	5,044
	$ 69,600	$ 5,585

See accompanying notes to the consolidated financial statements.

Grande Cache Coal Corporation
Consolidated Statements of Loss and Deficit
(thousands of Canadian dollars)

	Three months ended September 30 2004 (Unaudited)	Six months ended September 30 2004 (Unaudited)
Interest revenue	$ 246	$ 383
Expenses		
General and administrative (note 9)	2,429	3,026
Interest on notes payable (note 6)	45	69
Depreciation and accretion	17	26
	2,491	3,121
Net loss	(2,245)	(2,738)
Deficit, beginning of period	(2,647)	(2,154)
Deficit, end of period	$ (4,892)	$ (4,892)
Net loss per share (note 10)		
Basic and diluted	$ (0.06)	$ (0.09)

Note: As the Corporation did not become a public entity until May 12, 2004, there are no comparative figures for prior periods.

See accompanying notes to the consolidated financial statements.

Grande Cache Coal Corporation
Consolidated Statements of Cash Flows
(thousands of Canadian dollars)

	Three months ended September 30 2004 (Unaudited)	Six months ended September 30 2004 (Unaudited)
Cash provided by (used for)		
Operating activities		
Net loss	$ (2,245)	$ (2,738)
Items not affecting cash		
Stock-based compensation (note 11)	320	405
Unrealized foreign exchange gain	(39)	(39)
Depreciation and accretion	17	26
Cash flow from operations	(1,947)	(2,346)
Net change in non-cash working capital relating to operating activities	1,288	1,074
	(659)	(1,272)
Financing activities		
Proceeds on issuance of share capital (note 8)	1,751	58,951
Initial public offering costs (note 8)	(48)	(3,601)
Proceeds on issuance of note payable (note 6)	-	5,335
Net change in non-cash working capital relating to financing activities	(18)	(197)
	1,685	60,488
Investing activities		
Additions to mineral properties and development costs	(2,139)	(2,452)
Additions to buildings and equipment	(6,416)	(8,130)
Restricted cash (note 4)	(9,657)	(9,998)
Net change in non-cash working capital relating to investing activities	1,255	1,833
	(16,957)	(18,747)
Effect of foreign exchange on cash and cash equivalents	(129)	(129)
(Decrease) increase in cash and cash equivalents	(16,060)	40,340
Cash and cash equivalents, beginning of period	56,737	337
Cash and cash equivalents, end of period	$ 40,677	$ 40,677

Note: As the Corporation did not become a public entity until May 12, 2004, there are no comparative figures for prior periods.

See accompanying notes to the consolidated financial statements.

(thousands of Canadian dollars, except per share amounts)

1. Basis of Presentation

The interim consolidated financial statements of the Corporation have been prepared in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared using the same accounting policies as the consolidated financial statements for the year ended March 31, 2004, except as described in note 2.

The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Corporation's annual report for the year ended March 31, 2004.

Reclassification

Certain prior years' figures have been reclassified to conform to the presentation adopted in the current year.

2. Significant Accounting Policies

Inventory

Coal inventory is valued at production cost, subject to a net realizable value test. Production costs include contract mining, direct labor, operating materials and supplies, transportation costs and a relevant allocation of overhead including depreciation and depletion.

Materials inventory consists of parts and supplies, and is valued at the lower of cost and net realizable value.

Foreign Currency Translation

Foreign currency assets and liabilities are translated into Canadian dollars at the month-end exchange rate for monetary items and at the historical exchange rate for non-monetary items. Foreign currency revenues and expenses are translated at the exchange rate in effect on the dates of the related transactions. Foreign currency gains and losses are included in income immediately.

3. Mineral Properties and Development Costs

The Corporation has acquired seven crown coal leases ("Leases") in the Grande Cache, Alberta area, each for a term of 15 years. The Corporation is committed, under the Lease terms, to paying an annual lease rental and a future royalty on all coal recovered from these Leases during their respective terms. The Corporation is also required to meet certain milestones under these Lease agreements or the Crown can, at its sole discretion, terminate the Leases. Outstanding milestones include:

- achieve average coal production of 15,000 tonnes per month from the No. 7-4 underground mine by December 31, 2004;
- achieve average coal production of 10,000 tonnes per month from the No. 12S B2 open pit mine by December 31, 2004.

4. Restricted Cash

In the second quarter of 2004, cash secured letters of credit in the amount of $3,863 were provided to the Alberta Minister of Finance for abandonment security to cover anticipated costs of reclamation for the mining areas, processing facilities and surrounding infrastructure. This is in addition to the cash-secured letter of credit for $341 provided to the Minister in the first quarter for abandonment security.

Cash secured letters of credit of $500 were provided to service providers and a cash secured letter of credit of U.S.$4,100 was provided as security for the notes payable.

(thousands of Canadian dollars, except per share amounts)

5. Inventory

		September 30 2004
Coal inventory	$	852
Materials inventory		51
Total	$	903

6. Notes Payable

The Corporation entered into a coal sale agreement dated April 13, 2004 with a Japanese trading company (the "Trading Co.") for the sale of approximately 250,000 tonnes of metallurgical coal to the Trading Co. by March 31, 2005. In conjunction with the coal sale agreement, the parties entered into an advance payment agreement pursuant to which the Trading Co. agreed to advance up to U.S.$4,000 to the Corporation to be used by the Corporation for certain development activities and operations of its mining properties near Grande Cache, Alberta. Interest is payable on the outstanding balance at LIBOR plus 2% per annum, but in any event, shall not exceed U.S. $100 over the term of the advance. Repayment of the advance occurs through a reduction in the price per tonne otherwise payable by the Trading Co. for coal delivered under the coal sale agreement.

As at September 30, 2004, the Trading Co. has advanced U.S.$4,000 to the Corporation pursuant to the advance payment agreement. As the advance was denominated in U.S. dollars, changes in the U.S./Canadian dollar exchange rate impact the carrying value of the note.

As security for this advance, the Corporation granted the Trading Co. a letter of credit in the amount of U.S.$4,100 in the second quarter of 2005, replacing the demand debenture on all present and after-acquired property of the Corporation that had initially been granted. The Corporation must repay the advance not later than September 30, 2005 and has the option to repay, without penalty, the outstanding balance of the advance at any time and thereafter obtain discharge of the letter of credit.

Interest expense on the note of $45 was recorded in the quarter ended September 30, 2004 ($69 year to date).

7. Asset Retirement Obligations

Future asset retirement obligations were estimated by management based on the Corporation's estimated costs to fulfill its legal asset retirement obligations. The Corporation has estimated the net present value of its asset retirement obligations to be $2,263 as at September 30, 2004, based on a total future liability of $5,695. The Corporation's credit adjusted risk free rates range from 5.5% to 7.6% depending on the term of estimated years to reclamation.

The following table reconciles the Corporation's asset retirement obligations:

		Six months ended September 30 2004
Balance, beginning of period	$	77
Increase in liability		2,180
Accretion expense		6
Balance, end of period	$	2,263

8. Share Capital

Authorized

Unlimited common shares

Issued

(thousands)	September 30 2004 Number		Stated Value
Common shares			
Balance – March 31, 2004	6,067	$	485
Shares issued on initial public offering	22,000		57,200
Conversion of Series 1 preferred shares to common shares	8,400		6,825
Shares issued on exercise of warrants	673		2,114
Balance – September 30, 2004	37,140		66,624
Series 1 preferred shares			
Balance – March 31, 2004	6,825	$	6,825
Conversion of Series 1 preferred shares to common shares	(6,825)		(6,825)
Balance – September 30, 2004	-		-
			66,624
Less: Share issuance costs			4,690
		$	61,934

On May 12, 2004, the Corporation completed its initial public offering of 22.0 million common shares at a price of $2.60 per common share for gross proceeds of $57,200. This included the full exercise by the agents of their over-allotment option to sell an additional 2.0 million common shares. Net proceeds to the Corporation, after deducting the agents' fee of $3,146 and cash costs of the offering of $769 were $53,285.

Following the completion of the offering, all issued and outstanding Series 1 preferred shares were exchanged into common shares with a conversion factor of 1.23 common shares for each preferred share. Holders of Series 1 preferred shares were not entitled to any accrued and unpaid cumulative dividends up to the date of exchange.

Warrants

The Corporation issued warrants to purchase 1.21 million common shares at an exercise price of $2.60 per common share for a period of 12 months from the closing date of the offering. The non-cash stock-based compensation expense of the warrants of $653, as calculated using the Black-Scholes model, was recorded as a share issuance cost.

During the second quarter of 2005, 673 thousand warrants were exercised for cash proceeds of $1,751. On exercise of these warrants, $363 was credited to share capital from contributed surplus.

9. General and Administrative

General and administrative expenses consist of customary overhead charges, as well as non-recurring charges related to the initial startup of operations including internal labour, equipment rental, and miscellaneous supplies that have not been capitalized.

General and administrative expenses in the quarter also include non-cash charges of $320 for stock-based compensation (note 11) and $54 for foreign exchange losses.

10. Net Loss per Share

The following reconciles the denominators for basic and diluted net loss per share calculations. The treasury stock method is used to determine the dilutive effect of the share options. The effect of all option and warrant exercises would be anti-dilutive to the loss per share.

(thousands, except per share information)	**Three months ended September 30 2004**	**Six months ended September 30 2004**
Weighted average shares outstanding – basic and diluted	36,864	29,689
Net loss	$ (2,245)	$ (2,738)
Loss per common share:		
Basic and diluted	$ (0.06)	$ (0.09)

11. Stock-Based Compensation

Total stock-based compensation expense included in general and administrative expenses for the quarter was $320 and was a result of the Corporation's share option plan. The year to date stock-based compensation expense was $405.

The Corporation has a share option plan, pursuant to which the board of directors or a committee thereof may from time to time grant options to purchase common shares. At March 31, 2004, 1.40 million options to purchase common shares at an exercise price of $1.00 were outstanding. The options have a term of five years and vest in equal amounts over three years. On July 30, 2004, 75 thousand of these options were cancelled.

Options to purchase 200 thousand common shares at an exercise price of $3.70 were granted to directors and employees of the Corporation under the Corporation's share option plan on July 22, 2004. The options have a five year term and were priced at the trading price of the Common Shares on the date of the grant. Options to purchase 125 thousand of the common shares vested immediately and options to purchase 75 thousand of the common shares are subject to a two year vesting period.

Options to purchase 75 thousand common shares at an exercise price of $3.70 were granted to employees and an officer of the Corporation under the Corporation's share option plan on August 9, 2004. The options were priced at the trading price of the Common Shares on the date of the grant and have a five year term. Options to purchase 25 thousand of the common shares vested immediately and options to purchase 50 thousand of the common shares are subject to a two year vesting period.

The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model, using an estimated volatility of 50%, risk-free interest rates of 3% and expected lives of five years.

Details of the options outstanding are as follows:

(thousands of shares)	Common Shares Number		Weighted Average Exercise Price
Outstanding – March 31, 2004	1,400	$	1.00
Granted	-		-
Cancelled	-		-
Exercised	-		-
Outstanding – June 30, 2004	1,400	$	1.00
Granted	275	$	3.70
Cancelled	(75)	$	1.00
Exercised	-		-
Outstanding – September 30, 2004	1,600	$	1.46

There were 150 thousand options, with an exercise price of $3.70, exercisable at September 30, 2004. All outstanding options expire in 2009.

12. Commitment

In order to ensure the continued availability of, and access to, facilities and services to meet operational requirements, the Corporation has entered into multi-year agreements for the provision of rail transportation, port loading services and office space. Under contracts existing at September 30, 2004, future minimum amounts payable under these agreements are $100 in 2005 and $1,100 in each of 2006 and 2007.

13. Related Party Transactions

In the first quarter of 2005, prior to the Corporation's initial public offering, management fees of $23, which have been included in general and administrative expenses, were paid to companies owned by two directors of the Corporation. These transactions were in the normal course of business and were measured at the exchange amount, which was the consideration agreed to by the parties.

For further information, please contact either:

Robert H. Stan, President and Chief Executive Officer or
Thomas E. Pierce, Vice President, Finance and Chief Financial Officer

Grande Cache Coal Corporation
Suite 250, 703 - 6th Avenue S.W.
Calgary, Alberta T2P 0T9
Canada

Telephone: (403) 543-7070
Facsimile: (403) 543-7092
www.gccoal.com

This news release contains certain forward-looking statements, which are based on Grande Cache's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Grande Cache's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; uncertainties associated with estimating the quantity and quality of coal reserves and resources; commodity prices, currency exchange rates, capital expenditures and debt service requirements; changes to legislation; liabilities inherent in coal mine development and production; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; geological, mining and processing technical problems; ability to obtain required mine licenses, mine permits and regulatory approvals required to proceed with mining and coal processing operations; ability to comply with current and future environmental and other laws; actions by governmental or regulatory authorities including increasing taxes and changes in other regulations; and the occurrence of unexpected events involved in coal mine development and production. Grande Cache disclaims any responsibility to update these forward-looking statements. Many of these risks and uncertainties are described in Grande Cache's 2004 Annual Information Form, Grande Cache's Management's Discussion and Analysis and other documents Grande Cache files with the Canadian securities authorities. Copies of these documents are available without charge from Grande Cache or may be accessed on Grande Cache's website (www.gccoal.com) or on the website maintained by the Canadian securities regulatory authorities (www.sedar.com).

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.